                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 6)*

                            HRE Properties
        ------------------------------------------------------
                           (Name of Issuer)

                   Common Shares, without par value
        -------------------------------------------------------
                    (Title of Class of Securities)

                              443444-10-4
        -------------------------------------------------------
                            (CUSIP Number)

                          Charles J. Urstadt
                    Urstadt Property Company, Inc.
                            Two Park Place
                         Bronxville, NY 10708
                        Tel. No. (914) 337-0223
       --------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            April 26, 1994
        -------------------------------------------------------
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Exhibit Index:  Page __
                          Page 1 of ___ Pages

                             SCHEDULE 13D

CUSIP NO.   443444-10-4                  Page  of  Pages
            ------------

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Urstadt Property Company, Inc.
      I.R.S. Identification No. 13-3049492
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      NA
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       0
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       30,000
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       0
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       30,000
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      30,000
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO.   443444-10-4                  Page  of  Pages
            ------------

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Urstadt
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      NA
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       800
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       930,000
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       800
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       930,000
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      930,800
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.5%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO.   443444-10-4                  Page  of  Pages
            ------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elinor F. Urstadt
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      NA
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       40,000
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       0
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       40,000
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       0
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      40,000
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO.   443444-10-4                  Page  of  Pages
            ------------

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Catherine Urstadt Biddle Irrevocable Trust, By Charles J.
      Urstadt as sole trustee
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      00
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       0
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       450,000
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       0
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       450,000
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      450,000
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      00
- ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO.   443444-10-4                  Page  of  Pages
            ------------

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles D. Urstadt Irrevocable Trust, By Charles J.
      Urstadt as sole trustee
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      00
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       0
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       450,000
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       0
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       450,000
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      450,000
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      00
- ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 6 to the Schedule 13D dated September 10, 1987 (the "Schedule 13D") filed by Charles J. Urstadt ("Mr. Urstadt") and Urstadt Property Company, Inc. (formerly Pearce, Urstadt, Mayer & Greer, Inc.) ("UPCO"), relates to the sale by UPCO of 450,000 shares of the Common Shares, without par value ("Shares"), of HRE Properties (the "Issuer") to the Catherine Urstadt Biddle Irrevocable Trust (the "CUB Trust") and 450,000 Shares of the Issuer to the Charles D. Urstadt Irrevocable Trust (individually, the "CDU Trust," and collectively with the CUB Trust, the "Trusts"). Except as otherwise noted, all defined terms have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background
            -----------------------

      (a)(b)(c) Item 2 of the Schedule 13D is hereby supplemented with the following additional information: The CUB Trust is an irrevocable trust created by Mr. Urstadt's daughter, Catherine Urstadt Biddle, who is the beneficiary. Mr. Urstadt is the sole trustee of the CUB Trust and, for purposes of the Schedule 13D, is considered the beneficial owner of the CUB Trust.

      The CDU Trust is an irrevocable trust created by Mr.
Urstadt's son, Charles D. Urstadt, who is the beneficiary.
Mr. Urstadt is the sole trustee of the CDU Trust and, for purposes of the Schedule 13D, is considered the beneficial owner of the CDU Trust.

      (d) Mr. Urstadt has not been convicted in any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, Mr. Urstadt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Urstadt is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Item 3 of the Schedule 13D is hereby supplemented with the following additional information:

      The total aggregate amount of funds received by UPCO for the 900,000 Shares of the Issuer purchased by the Trusts and covered by this Amendment is $11,700,000, inclusive of brokerage commissions. The sources of these funds were one promissory note in the amount of $5,850,000 from the CUB Trust and one promissory note in the amount of $5,850,000 from the CDU Trust. Each promissory note is payable in 15 years and bears interest at the rate of 7.0% per annum. Payment of each promissory note is secured by a pledge of the Shares being purchased by the respective Trust, by such Trust to UPCO.
This sale was effected in two separate transactions, both occurring on April 26, 1994, and each transaction was a private transaction not effected on the New York Stock Exchange.

Item 4.     Purpose of Transaction
            ----------------------

      Item 4 of the Schedule 13D is hereby supplemented with the following additional information:
      The sale of the 900,000 Shares of the Issuer was effected by UPCO and Mr. Urstadt for estate planning purposes. None of UPCO, Mr. Urstadt, Mrs. Urstadt, or either of the Trusts has any present plan or proposal which would result in any of the consequences described in paragraphs (b) through (j) of Item
4 of Schedule 13D. None of UPCO, Mr. Urstadt, Mrs. Urstadt, or either of the Trusts has any intention of taking any other action which would change or affect in any way the status of the Issuer as a qualified REIT. From time to time, UPCO, Mr. Urstadt, Mrs. Urstadt, and the Trusts may make further acquisitions of Shares.

      Neither of the Trusts borrowed money or entered into any loan agreement in order to effect any of these purchases of the Shares of the Issuer. Each Trust made its purchase by issuance of a promissory note, as described in Item 3 above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      Item 5 of the Schedule 13D is hereby supplemented with the following additional information:

      (a) (b) (c) Mr. Urstadt is the beneficial and record owner of 800 Shares of the Issuer individually, which, when added to the 30,000 Shares held by UPCO (of which Mr. Urstadt is deemed beneficial owner), the 450,000 Shares held by the CUB Trust (of which Mr. Urstadt is deemed beneficial owner as trustee), the 450,000 Shares held by the CDU Trust (of which Mr. Urstadt is deemed beneficial owner as trustee), the 40,000 Shares held by Mrs. Urstadt, and 66,250 Shares, issuable upon exercise of options exercisable within 60 days, held by Mr. Urstadt, constitute 1,036,250 Shares or 19.4% of the 5,325,605 Shares of the Issuer outstanding as of January 31, 1994. This figure excludes 101,250 shares issuable upon exercise of options which are not currently exercisable and will not become exercisable within 60 days.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships
                  With Respect to Securities of the Issuer
                  ----------------------------------------

      The 450,000 Shares sold to the CUB Trust are pledged by the CUB Trust to UPCO pursuant to a Stock Pledge Agreement, dated April 26, 1994, between the CUB Trust and UPCO, as security for the promissory note from the CUB Trust to UPCO. The 450,000 Shares sold to the CDU Trust are pledged by the CDU Trust to UPCO pursuant to a Stock Pledge Agreement, dated April 26, 1994, between the CDU Trust and UPCO, as security for the promissory note from the CDU Trust to UPCO.

Item 7.           Material to be Filed As Exhibits
                  --------------------------------

      A joint filing agreement among UPCO, Mr. Urstadt, Mrs.
Urstadt and the Trusts is attached hereto as Exhibit A. A summary of the transactions described herein is attached hereto as Exhibit B.

                               SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 1994

                       URSTADT PROPERTY COMPANY, INC.
                       (formerly PEARCE, URSTADT, MAYER &
                                   GREER, INC.)



                             By:   Harry Frazee
                             ________________________________
                             Name: Harry Frazee
                             Title: Senior Vice President
                                         and Treasurer

                                   Charles J. Urstadt
                             ___________________________________
                                   Charles J. Urstadt

                                   Elinor F. Urstadt
                             ___________________________________
                                   Elinor F. Urstadt

                             CATHERINE URSTADT BIDDLE
                             IRREVOCABLE TRUST


                             By:   Charles J. Urstadt
                             _______________________________
                             Name: Charles J. Urstadt
                                   Title:  Trustee


                             CHARLES D. URSTADT IRREVOCABLE
                             TRUST


                             By:   Charles J. Urstadt
                             _______________________________
                             Name: Charles J. Urstadt
                             Title: Trustee

EXHIBIT INDEX


Exhibit                                  Page
- -------                                  -----

Exhibit A - Joint Filing Agreement

Exhibit B - Summary of Transactions

                               APPENDIX
                               --------

Pursuant to Regulation S-T Rule 101, below are Schedule 13D, and Amendments 1, 2, 3, 4 and 5.


      1 of 16 Pages


                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.___)*


                            HRE PROPERTIES
      -------------------------------------------------------
                           (Name of Issuer)


                             Common Shares
      -------------------------------------------------------
                    (Title of Class of Securities)


                              443444 10 4
      --------------------------------------------------------
                            (CUSIP Number)


Charles J. Urstadt
Pearce, Urstadt, Mayer & Geer Inc.       Telephone No.
90 Park Avenue, New York, NY 10016             (212) 682-1400
- --------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          September 10, 1987
- ------------------------------------------------------------
                 (Date of Event which Requires Filing
                          of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))


      2 of 16 Pages


CUSIP NO.   443444 10 4      13D         Page 2 of 16 Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PEARCE, URSTADT, MAYER & GREER INC.
      I.R.S. Identification No. 13-3049492
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                       (b)[X]
      This filing is made with reference to and in conjunction with a 13D filing of even date herewith made by David Jacobs, Martin Cleary and Richard Jacobs, however this filing shall not be deemed an affirmation by Pearce, Urstadt, Mayer & Greer Inc. of the existence of a "Group" with Messrs. Jacobs, Cleary and Jacobs within the meaning of Section 13(d)(3) of the Act.
- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       176,800
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       0
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       176,800
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       0
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      176,800
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (If aggregated with the holdings of David Jacobs, Martin
      Cleary and Richard Jacobs, 5.983%)
      2.968%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


      3 of 16 Pages


CUSIP NO.   443444 10 4      13D         Page 3 of 16 Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Urstadt
      Social Security No. ###-##-####
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)[ ]
                                                               (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------
4.    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       800
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       0
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       800
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       0
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      800 (Charles J. Urstadt jointly files this statement
      with Pearce, Urstadt, Mayer & Greer Inc. ("PUM&G) only
      because Charles J. Urstadt owns or has options to
      acquire approximately 80% of the voting stock of PUM&G
      and may thereby be deemed*
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .0134% ( Collectively with PUM&G, 2.9815%)
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

*indirectly to own beneficially the 176,800 shares of the Issuer owned by PUM&G.)

Item 1.     Security and Issuer
            -------------------

      This statement relates to the common shares (the "Common Shares") of HRE PROPERTIES, a Massachusetts Business Trust qualified as a Real Estate Investment Trust ("REIT") pursuant to the Internal Revenue Code of 1986 (the "Issuer") . The principal executive offices of the Issuer are located at 530 Fifth Avenue, New York, New York 10036.


Item 2.     Identity and Background
            -----------------------

      (a) (b) and (c). The names of the persons filing this statement are Pearce, Urstadt, Mayer & Greer Inc., a corporation organized and existing under the laws of the State of Delaware ("PUM&G") and Charles J. Urstadt, an individual who owns or has options to acquire an aggregate of approximately 80% of the voting shares of PUM&G. Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Act"), PUM&G and Charles J. Urstadt file this statement jointly on behalf of both of them. A copy of their Joint Filing Agreement is attached hereto as Exhibit A.

      PUM&G is engaged in the business of real estate investments and has its principal office and business address at 90 Park Avenue, New York, New York 10016. Charles J. Urstadt is a Director, as well as Chairman of the Board and President, of PUM&G. In addition, he is Chairman of the Board and Chief Executive Officer of Pearce, Urstadt, Mayer & Greer Realty Corp., a New York corporation ("Realty Corp."), engaged in the business of real estate brokerage and management. His business address and that of both PUM&G and Realty Corp. is 90 Park Avenue, New York, New York 10016.

      The following table sets forth with respect to each Director and each Executive Officer of PUM&G, such person's
(a) name, (b) residence or business address and (c) principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                          Directors Of PUM&G
                          ------------------
      1.    (a)   Charles J. Urstadt

            (b)   See above

            (c)   See above

      2.    (a) George H.C. Lawrence

            (b)   One Valley Road
                  Bronxville, New York 10708

            (c) Chairman of the Board of Lawrence Investing Co. which has its principal office at the address set forth in 2(b) above and is engaged in the business of real estate investments.

      3.    (a)   Jeffrey Urstadt

            (b)   90 Park Avenue
                  New York, New York 10016

            (c)   Vice Chairman of PUM&G and Senior Vice
                  President of Realty Corp., both having their principal place of business at the address stated in (b) above. Engaged primarily in the business of real estate brokerage and management through Realty Corp.

      4.    (a)   Robert G. Wilson

            (b)   151 Crandon Boulevard
                  Key Biscayne, Florida 33149

            (c)   Limited Partner of Goldman Sachs & Co.,
                  investment banking firm, which has its
                  principal offices at 85 Broad Street, New
                  York, N.Y. 10004


                      Executive Officers of PUM&G
                      ---------------------------

      1.    (a)   Charles J. Urstadt
                  Chairman of the Board and President

            (b)   See above

            (c)   See above

      2.    (a)   Jeffrey Urstadt
                  Vice Chairman
            (b)   See Directors above

            (c)   See Directors above

      3.    (a)   Harry Frazee
                  Senior Vice President and Treasurer

            (b)   90 Park Avenue
                  New York, New York 10016

            (c) Senior Vice President and Treasurer of PUM&G and Senior Vice President and Treasurer of Realty Corp., both having their principal offices at the address stated in (b) above. Engaged primarily in the business of real estate brokerage and management through Realty Corp.

      4.    (a)   Charles D. Urstadt
                  Senior Vice President and Secretary

            (b)   90 Park Avenue
                  New York, New York 10016

            (c) Senior Vice President and Secretary of PUM&G and Senior Vice President and Secretary of Realty Corp., both having their principal offices at the address stated in (b) above. Engaged primarily in the business of real estate brokerage and management through Realty Corp.

      5.    (a)   Richard J. Rowe
                  Assistant Vice President and Assistant
                  Secretary

            (b)   90 Park Avenue
                  New York, New York 10016

            (c)   Assistant Vice President and Assistant
                  Secretary of PUM&G and Secretary of Realty
                  Corp., both having their principal offices at the address stated in (b) above. Engaged primarily in the business of real estate brokerage and management through Realty Corp.

      6.    (a)   Anna Pfeiffer
                  Assistant Treasurer

            (b)   90 Park Avenue
                  New York, New York 10016
            (c) Assistant Treasurer of PUM&G and Assistant Treasurer of Realty Corp., both having their principal offices at the address stated in (b) above. Engaged primarily in the business of real estate brokerage and management through Realty Corp.

            (d) Neither PUM&G, Charles J. Urstadt nor, to the best knowledge of such reporting persons, any of the persons named above as Directors or Executive Officers of PUM&G, has been convicted of any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

            (e) Neither PUM&G, Charles J. Urstadt nor, to the best knowledge of such reporting persons, any of the persons named above as Directors or Executive Officers of PUM&G, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) PUM&G is a corporation organized and existing under the laws of Delaware. Charles J. Urstadt and each of the persons named above as Directors or Executive Officers of PUM&G are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      The total aggregate amount of funds expended to purchase the 176,800 Common Shares of the Issuer owned by PUM&G was $3,858,820. The source of all of these funds was cash of PUM&G. These purchases were effected in a series of multiple transactions from November 3, 1986 through the most recent purchase made on September 10, 1987.

      The total amount of funds expended to purchase the 800 Common Shares of the Issuer owned by Charles J. Urstadt was approximately $18,000. The source of all of these funds was personal cash of Charles J. Urstadt.The shares of the Issuer owned by Charles J. Urstadt were purchased in a series of past transactions, all reported on Form 4 because Charles J. Urstadt is a Director and Chairman of the Board of the Issuer.

      Neither PUM&G or Charles J. Urstadt borrowed money or entered into any loan in order to effect any purchases of the shares of the Issuer.

Item 4.     Purpose of Transaction
            ----------------------

      PUM&G and Charles J. Urstadt acquired Common Shares of the Issuer for investment purposes. The combined total of Common Shares held by PUM&G and Charles J. Urstadt is 2.9815% of the outstanding equity securities of the Issuer of such class. PUM&G and Charles J. Urstadt file this statement with reference to and in conjunction with the Schedule 13D of even date herewith being filed by David Jacobs, Martin Cleary and Richard Jacobs with respect to a combined total of 179,600 Common Shares of the Issuer held by them in the following approximate percentages:

      David Jacobs     -     30%

      Martin Cleary    -     10%

      Richard Jacobs   -     60%

      The Common Shares held by David Jacobs, Martin Cleary and Richard Jacobs were acquired through a series of transactions, the most recent of which occurred on September 10, 1987. Following the purchases by PUM&G and by David Jacobs, Martin Cleary and Richard Jacobs on September 10, 1987, the combined holdings of PUM&G and David Jacobs, Martin Cleary and Richard Jacobs total 5.983% of the issued and outstanding Common
Shares of the Issuer as of July 31, 1987, the date of the most recent filing on Form 10Q by the Issuer with the Securities and Exchange Commission.

          The filing of this statement is not to be construed as an admission that PUM&G and David Jacobs, Martin Cleary and Richard Jacobs constitute a "Group" within Section 13 (d) (3) of the Act. This conjunctive filing is made only because since approximately November of 1986, whenever PUM&G, on the one hand, has acquired Common Shares of the Issuer, David Jacobs, Martin Cleary and Richard Jacobs, collectively, on the other hand, have at the same time through independent purchases acquired an equal number of Common Shares of the Issuer. These independent but commonly timed equal purchases have been made pursuant to an informal oral understanding among PUM&G, on the one hand, and David Jacobs, Martin Cleary and Richard Jacobs, on the other hand, to the effect that whenever either of them proposed to purchase any number of Common Shares of the Issuer, such proposing party would so notify the other, who would then have the opportunity to purchase independently 50% of such shares so that their holdings of Common Shares of the Issuer would
remain relatively equal.    This informal oral understanding
has always been and continues to be terminable at will at any time by any of PUM&G, David Jacobs, Martin Cleary or Richard Jacobs in his or its sole discretion. From time to time in the future, PUM&G may purchase additional Common Shares of the Issuer on the basis of the oral understanding described or may independently purchase, hold or dispose of shares of the Issuer. There is no agreement or understanding of any kind among PUM&G and Messrs. Jacobs, Cleary and Jacobs with respect to the voting or disposition of any shares of the Issuer.

      Neither PUM&G nor Charles J. Urstadt has any present plans or proposals which would result in any of the consequences to the Issuer described in paragraphs (b) through
(j) of Item 4 of Schedule 13D. Neither PUM&G nor Charles J. Urstadt has any intention of making any acquisition of shares or taking any other action which would change or affect in any way the status of the Issuer as a qualified REIT.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) (b) (c) PUM&G is the record and beneficial owner of 176,800 Common Shares of the Issuer, constituting 2.968% of the 5,956,732 Common Shares of the Issuer outstanding as of July 31, 1987, the date of the most recent filing (on Form
10Q) made by the Issuer with the Securities and Exchange Commission. Attached hereto as Exhibit B is a schedule setting forth the date of purchase (trade date and settlement date), number of shares purchased, price per share paid and the total cost paid, for each transaction through which PUM&G acquired Common Shares of the Issuer during the past 60 days. Through these transactions effected during the past 60 days, PUM&G acquired a total of 117,500 Common Shares of the Issuer. All of the remaining shares of the 176,800 total Common Shares of the Issuer owned by PUM&G were acquired prior to such past 60-day period.

      Charles J. Urstadt owns a total of 800 Common Shares of the Issuer, constituting .0134% of the total Common Shares of the Issuer outstanding as of July 31, 1987, the date of the most recent filing of the Issuer with the Securities Exchange Commission. All of Charles J. Urstadt's shares were acquired prior to the past 60 days. The combined holdings of PUM&G and Charles J. Urstadt total 2.9815% of the Common Shares of the Issuer outstanding as of July 31, 1987.

      PUM&G has sole power to vote and sole power to dispose of or direct the disposition of all shares of the Issuer owned by it. Charles J. Urstadt has sole power to vote and sole power to dispose of or direct the disposition of all shares of the Issuer owned by him. PUM&G has no power to vote, dispose of or direct the disposition of any of the shares of the Issuer owned by any of David Jacobs, Martin Cleary or Richard Jacobs and none of David Jacobs, Martin Cleary or Richard Jacobs has any power to vote, dispose of or direct the disposition of any of the shares of the Issuer owned by PUM&G. There is no agreement or understanding of any kind among PUM&G and Messrs. Jacobs, Cleary and Jacobs as to the voting or disposition of any shares of the Issuer.

      (d) Neither PUM&G nor Charles J. Urstadt knows of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares of the Issuer, except for any shareholder of the Issuer who may have been disclosed in a report of the Issuer filed pursuant to the Act, as amended, or a proxy statement of the Issuer.

      (e)   Inapplicable.

Item 6.     Contracts, Arrangements, Undertakings or
            Relationships with Respect to Securities of the
            Issuer
            -----------------------------------------------

      See the description in response to Item 4 of the oral understanding between PUM&G and David Jacobs, Martin Cleary and Richard Jacobs, with respect to the acquisition of available shares of the Issuer.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

      Exhibit A:       Joint Filing Agreement between Pearce,
                       Urstadt, Mayer & Greer Inc. and Charles
                       J. Urstadt, dated September 17, 1987.

      Exhibit B:       Schedule of transactions acquiring shares
                       of the Issuer effected within the past 60 days.
      The above Exhibits are hereby incorporated herein by reference.

                               SIGNATURE
                               ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 17, 1987.



                             PEARCE, URSTADT, MAYER & GREER INC.



                             By:   Charles J. Urstadt
                                   _______________________________
                                   Name:  Charles J. Urstadt
                                   Title:  Chairman of the Board
                                               and President


                             By:   Harry Frazee
                                   _______________________________
                                   Name:  Harry Frazee
                                   Title:  Senior Vice President
                                               and Treasurer



                                   Charles J. Urstadt
                             _____________________________
                                   Charles J. Urstadt

      1 of 6 Pages


                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 1 )*


                            HRE PROPERTIES
     ------------------------------------------------------------
                           (Name of Issuer)

                             Common Shares
     ------------------------------------------------------------
                    (Title of Class of Securities)


                              443444 10 4
     ------------------------------------------------------------
                            (CUSIP Number)


Charles J. Urstadt
Pearce, Urstadt, Mayer & Greer Inc.            Telephone No.
90 Park Avenue, New York, NY 10016             (212) 682-1400
- -------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           October 23, 1987
     ------------------------------------------------------------
                 (Date of Event which Requires Filing
                          of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                   (Continued on following page(s))



      2 of 6 Pages

CUSIP NO.   443444 10 4      13D         Page 2 of 6 Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PEARCE, URSTADT, MAYER & GREER INC.
      I.R.S. Identification No. 13-3049492
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)[ ]
                                                                (b)[ ]
      The initial filing was made with reference to and in
      conjunction with a 13D filing by David Jacobs, Martin
      Cleary and Richard Jacobs. This Amendment covers Pearce,
      Urstadt, Mayer & Greer Inc.
- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       519,100
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       0
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       519,100
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       0
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      519,100
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.71%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      Co.
- ------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


      3 of 6 Pages


      This Amendment No. 1 to the Schedule 13D dated September 10, 1987 (herein referred to as the "Schedule 13D"), relating to the Common Shares of HRE Properties, amends and supplements the
Schedule 13D. Capitalized terms used herein have the meanings set forth in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Item 3 of the Schedule 13D is hereby supplemented with the following additional information:
      The total aggregate amount of funds expended to purchase the additional 342,300 Common Shares of the Issuer purchased by PUM&G and covered by this Amendment was $6,531,071, inclusive of brokerage commissions. The source of all of these funds was cash of PUM&G. These purchases were effected in a series of multiple transactions from October 5, 1987 through the most recent purchase made on October 23, 1987, all such purchases having been effected on the New York Stock Exchange.
      PUM&G neither borrowed money nor entered into any loan in order to effect any purchases of the shares of the Issuer.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      Item 5 of the Schedule 13D is hereby supplemented with the following additional information:

      (a) (b) (c) PUM&G is the beneficial and will be the record owner of 519,100 Common Shares of the Issuer, con-


      4 of 6 Pages

stituting 8.71% of the 5,956,732 Common Shares of the Issuer outstanding as of July 31, 1987, the date of the most recent filing (on Form 10Q) made by the Issuer with the Securities and Exchange Commission. Attached hereto as Exhibit B is a schedule setting forth the date of purchase (trade date and settlement date), number of shares purchased, price per share paid and the total cost paid, for each transaction through which PUM&G acquired Common Shares of the Issuer during the period September 30, 1987 through October 23, 1987. Through these transactions effected during the period, PUM&G acquired a total of 342,300 Common Shares of the Issuer.



      5 of 6 Pages


                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 30, 1987



                       PEARCE, URSTADT, MAYER & GREER INC.


                       By:   Charles J. Urstadt
                             ______________________________
                             Name:  Charles J. Urstadt
                             Title:  Chairman of the Board
                                         and President


                       By:   Harry Frazee
                             _______________________________
                             Name:  Harry Frazee
                             Title:  Senior Vice President
                                         and Treasurer

                             Charles J. Urstadt
                       __________________________________
                             Charles J. Urstadt

                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 2 )*


                             HRE PROPERTIES
      ------------------------------------------------------------
                            (Name of Issuer)


                    Common Shares, without par value
      ------------------------------------------------------------
                     (Title of Class of Securities)


                               443444-10-4
      ------------------------------------------------------------
                             (CUSIP Number)


Charles J. Urstadt
Urstadt Property Company, Inc.                 Tel. No.
90 Park Avenue, New York, NY 10016             (212) 682-1400
- -------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             August 10, 1988
      ------------------------------------------------------------
                  (Date of Event which Requires Filing
                           of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

CUSIP NO.   443444-10-4      13D         Page   of   Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Urstadt Property Company, Inc.
      I.R.S. Identification No. 13-3049492
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       0
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       753,700
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       0
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       753,700
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      754,500
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.6%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   443444-10-4      13D         Page   of   Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Urstadt
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*


      N/A
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       800
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       753,700
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       800
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       753,700
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      754,500
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.6%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 to the Schedule 13D dated September 10, 1987 (the "Schedule 13D") filed by Charles J. Urstadt and Pearce, Urstadt, Mayer & Greer, Inc. ("PUM&G") relates to
(i) the acquisition by PUM&G of additional shares ("Shares") of the common shares, without par value, of HRE Properties (the "Issuer"), and (ii) PUM&G's change of name, pursuant to a short-form merger, to Urstadt Property Company, Inc.
Except as otherwise noted, all defined terms have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background
            -----------------------

      Item 2(a) is supplemented as follows:

      On August 16, 1988, Urstadt Property Company, Inc., a Delaware corporation, was merged into PUM&G (the "Merger"), with PUM&G continuing as the surviving corporation. Pursuant to the terms of the Merger the name of PUM&G, as the surviving corporation, was changed to Urstadt Property Company, Inc. ("UPCO").
Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Item 3 of the Schedule 13D is hereby supplemented as follows:

      The total aggregate amount of funds expended to purchase the additional 40,000 shares of the Issuer acquired by UPCO on August

11, 1988 was $1,003,944.00.   All of the funds for this
purchase were generated from the working capital of UPCO. It is anticipated that, in order to effect the purchase of the remaining 139,600 Shares it will acquire after the expiration of the applicable waiting period specified in the rules under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976 (the "Act") or after any early termination of the waiting period granted by applicable federal authorities pursuant to the Act, UPCO will employ working capital and/or borrowed funds. The 139,600 Shares will be acquired for a price of $3,490,000 plus interest at an annual rate of 7.2% calculated from July 22, 1988 until the date the 139,000 Shares are purchased.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      Item 5 of the Schedule 13D is hereby amended as follows:

      (a) Upon the completion of the purchase of the 139,000 Shares of the Issuer it has contracted to purchase, as referred to in paragraph (c) below, UPCO will own 753,700 Shares of the Issuer which, when added to the 800 Shares held by Charles J. Urstadt, amounts to 12.6% of the 5,979,861 Shares issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended on April 30, 1988.

      (b) Charles J. Urstadt has the sole power to vote and dispose of the 800 Shares held by him directly. UPCO and Charles J. Urstadt may be deemed to have shared power to vote and dispose of the 753,800 Shares (including the 139,600 Shares to be acquired after the expiration or early termination of the waiting period) owned or to be owned by UPCO in view of the fact that Charles J. Urstadt and his wife own or control approximately 87% of the outstanding voting securities of UPCO.

      (c) On August 10, 1988, PUM&G entered into an agreement to purchase 179,600 Shares owned by three individuals, Martin
J. Cleary, David H. Jacobs and Richard E. Jacobs
(collectively the "Sellers"). Pursuant to the terms of this agreement, on August 11, 1988 PUM&G purchased 40,000 Shares from the Sellers for a total of $1,003,944.00 or $25.00 per share and interest at the rate of 7.2% for the period from July 22, 1988 until August 10, 1988. UPCO is obligated under the terms of the agreement to purchase the remaining 139,600 Shares as soon as practicable after the earlier of the following: (i) the expiration of the applicable waiting period specified in the rules under the Act or (ii) any early termination of the waiting period granted by applicable federal authorities. Each of these 139,600 Shares will be acquired for $25.00 per share and interest at the rate of 7.2% for the period from July 22, 1988 until the date of purchase.

      Item 6.     Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of
                  the Issuer.
                  --------------------------------------------

      Except as described in the preceding paragraphs, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss or the giving or withholding of proxies.


      Item 7.     Material to be Filed as Exhibits.
                  ---------------------------------

      Exhibit 1.       Stock Purchase Agreement dated August 10,
                       1988 by and between PUM&G and Martin J.
                       Cleary, David H. Jacobs and Richard E.
                       Jacobs.

                                SIGNATURE
                                ---------

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 1988


                       URSTADT PROPERTY COMPANY, INC. (formerly-
                       PEARCE, URSTADT, MAYER & GREER INC.)

                       By:   Charles J. Urstadt
                             ________________________________
                             Name:  Charles J. Urstadt
                             Title:  Chairman of the Board
                                         and President

                       By:   Harry Frazee
                             ________________________________
                             Name:  Harry Frazee
                             Title:  Senior Vice President
                                         and Treasurer

                                   Charles J. Urstadt
                             ______________________________
                                   Charles J. Urstadt

                              EXHIBIT INDEX
                              -------------


Exhibit Number               Description             Page Number
- --------------               -----------             -----------

1.    Stock Purchase Agreement dated August 10, 1988.

                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 3 )*


                             HRE PROPERTIES
      ------------------------------------------------------------
                            (Name of Issuer)


                    Common Shares, without par value
      ------------------------------------------------------------
                     (Title of Class of Securities)


                               443444-10-4
      ------------------------------------------------------------
                             (CUSIP Number)


Charles J. Urstadt
Urstadt Property Company, Inc.                 Tel. No.
Two Park Place, Bronxville, NY 10708           (914) 337-0223
- -------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             August 30, 1988
      ------------------------------------------------------------
                  (Date of Event which Requires Filing
                           of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

CUSIP NO.   443444-10-4      13D         Page 2 of   Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Urstadt Property Company, Inc.
      I.R.S. Identification No. 13-3049492
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC, BK
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       0
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       753,700
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       0
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       753,700
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      754,500
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.6%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   443444-10-4      13D         Page 3 of   Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Urstadt
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*


      N/A
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       800
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       753,700
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       800
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       753,700
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      754,500
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.6%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 3 to the Schedule 13D dated September 10, 1987 (the "Schedule 13D") filed by Charles J. Urstadt and Pearce, Urstadt, Mayer & Greer, Inc. ("PUM&G") relates to the acquisition by Urstadt Property Company, Inc. ("UPCO") of additional shares ("Shares") of the common shares, without par value, of HRE Properties (the "Issuer"). Except as otherwise noted, all defined terms have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background
            -----------------------

      Item 2(a) is amended as follows:

      The address of Urstadt Property Company, Inc. is 2 Park
Place, Bronxville, NY 10708.


Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Item 3 of the Schedule 13D is hereby supplemented as follows:

      The total aggregate amount of funds expended to purchase the 139,600 Shares of the Issuer acquired by UPCO on August
30 and 31, 1988 was $3,517,529.08. A total of $2,000,000 of
this amount was borrowed by UPCO from the Bank of New York, (the "Bank"). The remaining $1,517,529.08 used to purchase the Shares was generated from the working capital of UPCO.
The Collateral Note and Security Agreement executed by UPCO on August 30, 1988 for the benefit of the Bank in respect of the $2,000,000 of borrowed funds, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, provides that the principal amount of the loaned funds shall be payable to the Bank on demand and that interest on the unpaid principal amount is payable monthly at a rate of Prime plus 1 1/2%.

      Item 5.     Interest in Securities of the Issuer.
                  ------------------------------------

      Item 5 of the Schedule 13D is hereby amended as follows:

      (a) UPCO owns 753,700 Shares of the Issuer which, when added to the 800 Shares held by Charles J. Urstadt amounts to 12.6% of the 5,979,861 Shares issued and outstanding, as reported in the Issuer's report on Form 10-Q for the quarter ended on April 30, 1988.

      (c) On August 30 and 31, 1988, in a private sale, UPCO purchased a total of 139,600 Shares from the Sellers, in fulfillment of the terms and conditions of a Stock Purchase Agreement dated August 10, 1988. As previously reported, the purchase of these 139,600 Shares was contingent upon expiration or early termination of the waiting period required under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976. UPCO received notification of early termination of the waiting period from the Federal Trade Commission on August 22, 1988. The 139,600 Shares were purchased for a price of $25.00 per Share (or $3,490,000) plus interest at the annual rate of 7.2% for the period from July 22, 1988 through August 30, 1988 (or $27,529.08).



      Item 7.     Material to be Filed as Exhibits.
                  --------------------------------

      Exhibit 1.       Collateral Note and Security Agreement
                       dated  August 30, 1988 executed by
                       Urstadt Property Company, Inc.

                                SIGNATURE
                                ---------

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 1988


                       URSTADT PROPERTY COMPANY, INC.(formerly
                       PEARCE, URSTADT, MAYER & GREER INC.)


                       By:   Charles J. Urstadt
                             ____________________________________
                             Name:  Charles J. Urstadt
                             Title:  Chairman of the Board
                                         and President

                       By:   Harry Frazee
                             ____________________________________
                             Name:  Harry Frazee
                             Title:  Senior Vice President
                                         and Treasurer

                                   Charles J. Urstadt
                             _________________________________
                                   Charles J. Urstadt

                              EXHIBIT INDEX
                              -------------

Exhibit Number               Description                  Page Number
- --------------               -----------                  -----------
- -


1.    Collateral Note and Security Agreement dated August 30,
      1988.

      1 of 7 Pages


                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 4 )*


                             HRE PROPERTIES
      ------------------------------------------------------------
                            (Name of Issuer)


                    Common Shares, without par value
      ------------------------------------------------------------
                     (Title of Class of Securities)


                               443444-10-4
      ------------------------------------------------------------
                             (CUSIP Number)


Charles J. Urstadt
Urstadt Property Company, Inc.                 Tel. No.
Two Park Place, Bronxville, NY 10708           (914) 337-0223
- -------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                            November 19, 1990
      ------------------------------------------------------------
                  (Date of Event which Requires Filing
                           of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))


      2 of 7 Pages

CUSIP NO.   443444-10-4      13D         Page 2 of 7 Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Urstadt Property Company, Inc.
      I.R.S. Identification No. 13-3049492
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       0
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       830,000
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       0
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       830,800
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      830,800
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.57%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


      3 of 7 Pages

CUSIP NO.   443444-10-4      13D         Page 3 of 7 Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Urstadt
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*


      N/A
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       800
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       830,000
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       800
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       830,000
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      830,800
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.57%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

      4 of 7 Pages

      This Amendment No. 4 to the Schedule 13D dated September 10, 1987 (the "Schedule 13D") filed by Charles J. Urstadt and Pearce, Urstadt, Mayer & Greer, Inc., now known as Urstadt Property Company, Inc. ("UPCO"), relates to the acquisition by UPCO of additional shares of the common shares, without par value ("Shares") , of HRE Properties (the "Issuer"). Except as otherwise noted, all defined terms have the meanings ascribed to them in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Item 3 of the Schedule 13D is hereby supplemented with the following additional information:

      The total aggregate amount of funds expended to purchase the additional 76,300 Shares of the Issuer purchased by UPCO and covered by this Amendment was $1,192,832.90, inclusive of brokerage commissions. The source of all of these funds was cash generated from working capital of UPCO. These purchases were effected in a series of multiple transactions from January 1, 1989 through the most recent purchase made on November 19, 1990, all such purchases having been effected on the New York Stock Exchange.

      UPCO neither borrowed money nor entered into any loan in order to effect any of these purchases of the Shares of the Issuer.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      Item 5 of the Schedule 13D is hereby supplemented with the following additional information:


      5 of 7 Pages

      (a) (b) (c) UPCO is the beneficial and record owner of 830,000 Shares of the Issuer, which, when added to the 800 Shares held by Charles J. Urstadt, constitute 15.57% of the 5,334.959 Shares of the Issuer outstanding as of July 31, 1990, the date of the most recent filing on Form 10-Q made by the Issuer with the Securities and Exchange Commission. Attached hereto as Exhibit B is a schedule setting forth the date of purchase (trade date), number of shares purchased, price per share paid and the total cost paid, for each transaction through which UPCO acquired Shares of the Issuer during the period from September 1, 1988 through November 19, 1990. Through these transactions effected during the period, UPCO acquired a total of 76,300 Shares of the Issuer. In each transaction individually, and until after the most recent transaction effected on November 19, 1990, in all of such transactions in the aggregate, the total number of shares acquired by UPCO amounted to less than 1% of the Issuer's outstanding Shares.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

      Exhibit B is supplemented by the Schedule of Transactions in which UPCO Acquired Shares of the Issuer after 8-31-88, attached hereto as Exhibit B.





      6 of 7 Pages

                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November  28,  1990


                       URSTADT PROPERTY COMPANY, INC. (formerly
                       PEARCE, URSTADT, MAYER & GREER, INC.)


                       By:   Charles J. Urstadt
                             _______________________________
                             Name:  Charles J. Urstadt
                             Title:  Chairman of the Board
                                         and President


                       By:   Harry Frazee
                             _______________________________
                             Name:  Harry Frazee
                             Title:  Senior Vice President
                                         and Treasurer


                                   Charles J. Urstadt
                             _____________________________
                                   Charles J. Urstadt


      1 of 9 Pages


                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 5 )*


                             HRE PROPERTIES
      ------------------------------------------------------------
                            (Name of Issuer)


                    Common Shares, without par value
      ------------------------------------------------------------
                     (Title of Class of Securities)


                               443444-10-4
      ------------------------------------------------------------
                             (CUSIP Number)


Charles J. Urstadt
Urstadt Property Company, Inc.                 Tel. No.
Two Park Place, Bronxville, NY 10708           (914) 337-0223
- -------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                              May 11, 1992
      ------------------------------------------------------------
                  (Date of Event which Requires Filing
                           of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))



      2 of 9 Pages

CUSIP NO.   443444-10-4      13D         Page 2 of 9 Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Urstadt Property Company, Inc.
      I.R.S. Identification No. 13-3049492
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       0
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       915,000
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       0
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       915,000
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      973,300
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.4
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


      3 of 9 Pages

CUSIP NO.   443444-10-4      13D         Page 3 of 9 Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles J. Urstadt
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*


      N/A
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       18,300
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       915,000
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       18,300
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       915,000
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      973,300
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.4
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

      4 of 9 Pages

CUSIP NO.   443444-10-4      13D         Page 4 of 9 Pages
- ------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elinor F. Urstadt
- ------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
                                                                (b)[ ]

- ------------------------------------------------------------
3.    SEC USE ONLY


- ------------------------------------------------------------
4.    SOURCE OF FUNDS*

      PF
- ------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e).                           [ ]

- ------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
- ------------------------------------------------------------
NUMBER OF         7.   SOLE VOTING POWER

                       40,000
SHARES            ---------------------------------------------

BENEFICIALLY      8.   SHARED VOTING POWER

                       0
OWNED BY          ---------------------------------------------

EACH              9.   SOLE DISPOSITIVE POWER

                       40,000
REPORTING         ---------------------------------------------

PERSON            10.  SHARED DISPOSITIVE POWER

                       0
WITH              ---------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      973,300
- -----------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           [ ]

- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.4
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

      5 of 9 Pages

      This Amendment No. 5 to the Schedule 13D dated September 10, 1987 (the "Schedule 13D") filed by Charles J. Urstadt ("Mr. Urstadt") and Urstadt Property Company, Inc. (formally Pearce, Urstadt, Mayer & Greer, Inc.) ("UPCO"), relates to the acquisition by UPCO and Elinor F. Urstadt, Mr. Urstadt's wife ("Mrs. Urstadt"), of additional shares of the Common Shares, without par value ("shares"), of HRE Properties (the "Issuer"). Except as otherwise noted, all defined terms have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background
            -----------------------

      (a) (b) (c) Item 2 of the Schedule 13D is hereby supplemented with the following additional information:
      Elinor F. Urstadt, a housewife, is an individual residing at 6 Beechwood Road, Bronxville, New York 10708.

      (d) Mrs. Urstadt has not been convicted in any original proceeding during the past five years (excluding traffic violations or similar misdemeanors).

      (e) Mrs. Urstadt has not, during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mrs. Urstadt is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Item 3 of the Schedule 13D is hereby supplemented with the following additional information:

      6 of 9 Pages


      The total aggregate amount of funds expended to purchase the additional 125,000 Shares of the Issuer purchased by UPCO and Mrs. Urstadt and covered by this Amendment was $1,615,500.00, inclusive of brokerage commissions. The source of these funds was cash generated from working capital of UPCO and the personal funds of Mrs. Urstadt.
These purchases were effected in two separate transactions, one on January 7, 1992 and one on May 11, 1992, with all such purchases having been effected on the New York Stock
Exchange.

Item 4.     Purpose of Transaction
            ----------------------

      Item 4 of the Schedule 13D is hereby supplemented with the following additional information:

      Mrs. Urstadt acquired Shares of the Issuer for investment purposes. Mrs. Urstadt does not have any present plan or proposal which would result in any of the consequences of the Issuer described in paragraphs (b) through (j) of Item 4 of Schedule 13D. Mrs. Urstadt does not have any intention of making any acquisition of Shares or taking any other action which would change or affect in any way the status of the Issuer as a qualified REIT.

      Neither UPCO nor Mrs. Urstadt borrowed money or entered into any loan in order to effect any of these purchases of the Shares of the Issuer.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      Item 5 of the Schedule 13D is hereby supplemented with the following additional information:

      (a) (b) (c) UPCO is the beneficial and record owner of 915,000 Shares of the Issuer, which, when added to the 500 Shares and 17,500 exercisable options to purchase Common Shares held by Mr. Urstadt and the 40,000 Shares held by Mrs. Urstadt, constitute 10.4% of the 5,286,747 Shares of the Issuer outstanding as of April 30, 1993. Attached hereto as Exhibit B is a schedule setting forth the date of purchase (trade date), number of shares purchased, price per share paid and the total cost paid, for each transaction through which UPCO and Mrs. Urstadt acquired Shares of the Issuer during the period from November 20, 1990 through

      7 of 9 Pages

May 11, 1992. Through these transactions affected during the period, UPCO acquired a total of 25,000 Shares and Mrs. Urstadt acquired 40,000 Shares of the Issuer. In each transaction individually, and, until after the most recent transaction effected on May 11, 1992, in all of such transactions in the aggregate, the total number of shares acquired by UPCO and Mrs. Urstadt amounted to less than 1% of the Issuer's outstanding Shares. Mr. Urstadt did not acquire any shares during the period. However, 17,500 options to purchase Common Shares held by Mr. Urstadt became exercisable.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

      Exhibit B is supplemented by the Schedule of Transactions in which UPCO and Mrs. Urstadt acquired Shares of the Issuer on or after November 20, 1990, attached hereto as Exhibit B.


      8 of 9 Pages


                                SIGNATURE
                                ---------

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  May 22, 1992


                  URSTADT PROPERTY COMPANY, INC. (formerly
                  PEARCE, URSTADT, MAYER & GREER, INC.)

                  By:  Charles J. Urstadt
                  __________________________________
                  Name:  Charles J. Urstadt
                  Title:  Chairman of the Board and President

                  By:  Harry Frazee
                  ___________________________________
                  Name:  Harry Frazee
                  Title:  Senior Vice President and Treasurer

                       Charles J. Urstadt
                  __________________________________
                       Charles J. Urstadt

                       Elinor F. Urstadt
                  __________________________________
                       Elinor F. Urstadt